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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 20629

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: KCCI, LTD.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

80 MAIDEN LANE, SUITE 2201
(No. and Street)

NEW YORK (City) NEW YORK (State) 10038 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

SIDNEY W. AZRILIANT (212)869-8223
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SIDNEY W. AZRILIANT, CPA. P.C.
(Name – *if individual, state last, first, middle name*)

36 WEST 44th Street, Suite 1100 (Address), New York (City) New York (State) 10036 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MARK A. NAUMAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of KCCI, LTD., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MARSHALL S. MADDOX
NOTARY PUBLIC OF NEW JERSEY
I.D. 2095356
MY COMMISSION EXPIRES DEC. 28, 2011

Notary Public

Signature

PRESIDENT
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KCCI, LTD.

AUDITED FINANCIAL STATEMENTS

For the Year Ended December 31, 2008

Sidney W. Azriliant, CPA, P.C.
The Bar Building
36 West 44th Street, Suite 1100
New York, New York 10036-8102

Telephone: (212) 869-8223 / Facsimile: (212) 840-2540

INDEX

Auditor's Report

EXHIBIT A	Statement of Financial Condition as at December 31, 2008
EXHIBIT B	Statement of Operations & Retained Earnings for Year Ended December 31, 2008
EXHIBIT C	Statement of Changes in Stockholders' Equity
EXHIBIT D	Statement of Changes in Subordinated Liabilities
EXHIBIT E	Statement of Cash Flows for Year Ended December 31, 2008

Notes to Financial Statements

Supplemental Statement and Reports

1. Computation of Net Capital Pursuant to Rule 15C3-1
2. Information Relating to the Possession or Control Requirements Pursuant to Rule 15C3-1
3. FOCUS Report – Part II A
4. Internal Control Report

SIDNEY W. AZRILIANT, CPA, P.C.
THE BAR BUILDING · SUITE 1100
36 WEST 44TH STREET
NEW YORK, N. Y. 10036
TELEPHONE
(212) 869-8223

To The Board of Directors
KCCI, LTD.

We have audited the accompanying Statement of Financial Condition of KCCI, Ltd. as of December 31, 2008 and the related Statements of Operations and Retained Earnings, Changes in Stockholders' Equity, Changes in Subordinated Liabilities, and Cash Flows for the year then noted. These financial statements are the responsibility of Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of KCCI, Ltd. as of December 31, 2008, and the results of its operations and its cash flows for the year ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. This information contained in the supplemental schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

SIDNEY W. AZRILIANT, CPA, P.C.

February 23, 2009

EXHIBIT A.

KCCI, LTD.

STATEMENT OF FINANCIAL CONDITION

As at December 31, 2008

ASSETS		
Current Assets		
Cash in the Bank	$ 1,504,828	
Accounts Receivable	364,702	
Deposit with Clearing Organization	150,000	
Total Current Assets		$ 2,019,530
Fixed Assets		
Leasehold Improvements	$ 21,798	
Total Fixed Assets		$ 21,798
Other Assets		
Security Deposit		$ 30,288
TOTAL ASSETS		**$ 2,071,616**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accrued Accounts Payable	$ 896,804	
Total Current Liabilities		$ 896,804
Commitments and Contingencies (Note 3)		
Stockholders' Equity		
Capital Stock Issued:		
200 Shares Authorized		
20 Shares Issued & Outstanding (npv)	$ 20,000	
Additional Paid-In Capital	200,000	
Retained Earnings	954,812	
Total Stockholders' Equity		$ 1,174,812
TOTAL LIABILITIES & STOCKHOLDERS' EQUITY		**$ 2,071,616**

The accompanying notes to financial statements are an integral part of this report.

EXHIBIT B.

KCCI, Ltd.

STATEMENT OF OPERATIONS AND RETAINED EARNINGS

For the Year Ended December 31, 2008

INCOME		
Commissions and Floor Brokerage	$5,259,435	
Less: Commissions Paid to Other Broker/Dealers	28,869	
Net Commissions Income		$ 5,230,566
Interest Earned on Firm Deposit And Clearance Accounts		10,368
TOTAL INCOME		**$ 5,240,934**
OPERATING EXPENSES		
Employees' Compensation & Benefits	$ 3,106,554	
Selling, General & Expenses	1,459,894	
Regulatory Fees & Expenses	95,322	
Total Operating Expenses (Note 5):		**$ 4,661,770**
NET INCOME (LOSS) FOR YEAR (Note 6):		$ 579,164
Retained Earnings -- January 1, 2008		375,648
Retained Earnings -- December 31, 2008		$ 954,812

The accompanying notes to financial statements are an integral part of this report.

EXHIBIT C.

KCCI, Ltd.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

For the Year Ended December 31, 2008

Balance -- Beginning of Year (January 1, 2008)	$ 595,648
Net Income (Loss) per Exhibit B	579,164
Balance -- End of Year (December 31, 2008)	$ 1,174,812

The accompanying notes to financial statements are an integral part of this report.

EXHIBIT D.

KCCI, Ltd.

STATEMENT OF CHANGES IN SUBORDINATED LIABILITIES

For the Year Ended December 31, 2008

Balance -- Beginning of Year (January 1, 2008)	$ - 0 -
Qualified Debt Paid During Year	- 0 -
Balance -- End of Year (December 31, 2008)	$ - 0 -

The accompanying notes to financial statements are an integral part of this report.

EXHIBIT E.

KCCI, Ltd.

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2008

Cash Flows from Operating Activities:			
Net Income (Loss) Per Exhibit B		$	579,164
Changes in Assets & Liabilities			
Increase in Deposit with Clearing Organization	(50,000)		
Increase in Accounts Receivable	(273,793)		
Increase in Accounts Payable	776,537		
Decrease in Fixed Assets	18,553		
Decrease in Security Deposit	10,095		481,392
Net Cash From Operating Activities:		**$**	**1,060,556**
Net Changes in Cash & Equivalents:			1,060,556
Cash Balance -- Beginning of Year (January 1, 2008)			444,272
Cash Balance -- Ending of Year (December 31, 2008)		$	1,504,828

Supplemental disclosure of cash flow information:
Cash paid during year for:

Interest	$	9,659
Corporate Income & Franchise Taxes		38,600

The accompanying notes to financial statements are an integral part of this report.

KCCI, LTD.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2008

NOTE 1 – Date of Incorporation

The Corporation was incorporated in New York State on March 1, 1976 under the name of F. A. Christensen, Inc. It operated under the name of F. A. Christensen, Inc. until October 5, 1989, when it amended its Certificate of Incorporation and changed its name to Global Execution Services, Inc. On November 3, 1989, the name of the Corporation was changed to Kelly, Carroll & Christensen, Inc. and it changed to Kelly & Christensen, Inc., and then KCCI, Ltd. thereafter. The corporation conducts a stock brokerage business on the floor of the New York Stock Exchange and from offices at 80 Maiden Lane, Suite 2201, New York, NY 10038. In connection with the firm's stock brokerage business, it receives income from floor brokerage and commissions on customers' accounts. All customer transactions are cleared through Pershing on a fully disclosed basis.

Note 2 – Commitments and Contingencies

The Corporation has its corporate offices at 80 Maiden Lane, Suite 2201, New York, NY 10038.

Note 3 – Insurance

The Corporation obtained a one-year renewable Stockbrokers Blanket Bond from St. Paul Fire and Marine Insurance and it has been renewed every year since. The policy has a limit of liability totaling $120,000 and it is subject to a loss deductible of $5,000.

Note 4 – Net Capital Requirements

The Corporation is subject to Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15C3-1), which requires the Corporation to maintain minimum dollar net capital of $59,787. At December 31, 2008 the Corporation had net capital of $1,122,727.

Note 5 – Commitments and Contingencies

The office location at 80 Maiden Lane, New York, NY has a Seven (7) year lease at $10,081.53 per month expiring in 2012 with an annual base of $120,978.

Note 6 – Financial Instruments with Off-Balance-Sheet Credit Risk

As a securities broker, the Firm is engaged in various brokerage activates servicing a diverse group of domestic corporations, institutional and individual

investors and other brokers and dealers. The firm executes transactions and introduces them for clearance to another NYSE/FINRA member firm on a fully disclosed basis. The firm's Exposure to credit risk associated with nonperformance of these customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair the customer's ability to satisfy their obligations.

The Firm does not anticipate nonperformance by clients or counterparties in the above situations, The Firm, through its clearing broker, seeks to control the aforementioned risks by requiring clients and Counterparties to maintain margin collateral in compliance with various regulatory and internal guidelines, The Firm's clearing broker monitors required margin levels daily and pursuant to such guidelines requires the client or counterparty to deposit additional collateral, or reduce positions, when necessary, The Firm's policy is to monitor its market exposure and counterparty risk. In addition, the Firm has a policy of reviewing, as considered necessary, the credit standing of each client and counterparty with which it conducts business.

Schedule 1.

KCCI, Ltd.

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15C3-1

As at December 31, 2008

Computation of Net Capital		
Total Stockholder's Equity -- Exhibit A	$	1,174,812
Subordinated Debt		- 0 -
Non-Allowable Assets		52,085
Net Capital	**$**	**1,122,727**
Computation of Basic Net Capital Requirement		
Minimum Net Capital Required	$	59,787
Minimum Dollar Net Capital Requirement		5,000
Excess Net Capital	$	1,062,940
Percentage of Aggregate Indebtedness to Net Capital		**79.88%**

The accompanying notes to financial statements are an integral part of this report.

Schedule 2.

KCCI, Ltd.

Information Relating to the Possession or Control Requirements

Pursuant to Rule 15C3-3

As at December 31, 2008

The Company claims exemption from the requirements of Rule 15C3-3 under Section (k)(2)(B) of the rule, on the grounds that all customer transactions are cleared through Pershing, LLC on a fully disclosed basis.

The accompanying notes to financial statements are an integral part of this report.

SIDNEY W. AZRILIANT, CPA, P.C.
THE BAR BUILDING - SUITE 1100
36 WEST 44TH STREET
NEW YORK, N. Y. 10036
TELEPHONE
(212) 869-8223

To the Board of Directors
KCCI, Ltd.

In accordance with Rule 17a-5-(e)(4) of the Securities and Exchange Commission, we have performed the following procedures with respect to the accompanying schedule (Form SIPC-7) of the Securities Investor Protection Corporation assessments and payments of KCCI, Ltd. for the year ended December 31, 2008. Our procedures were performed solely to assist you in complying with rule 17a-5-(e)(4), and our report is not to be used for any other purpose. The procedures we performed are as follows:

1. Compared listed assessment payments with respective cash disbursements records entries;

2. Compared amounts reported on the audited Form X-17A-5 for the period January 1, 2008 to December 31, 2008 with the amounts reported in the General Assessment Reconciliation (Form SIPC-7);

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers and supporting adjustments.

Because the above procedures do not constitute an audit made in accordance with generally accepted auditing standards, we do not express an opinion on the schedule referred to above. In connection with the procedures referred to above, nothing came to our attention that caused us to believe that the amounts shown on Form SIPC-7 were not determined in accordance with applicable instructions and forms. This report relates only to the schedule referred to above and does not extend to any financial statements of KCCI, Ltd. taken as a whole.

SIDNEY W. AZRILIANT, CPA, P.C.

February 23, 2009

SIDNEY W. AZRILIANT, CPA, P.C.
THE BAR BUILDING - SUITE 1100
36 WEST 44TH STREET
NEW YORK, N. Y. 10036
TELEPHONE
(212) 869-8223

To the Board of Directors
KCCI, LTD.
New York, New York

In planning and performing our audit of the financial statements of KCCI, Ltd. as of December 31, 2008, we considered its internal control structure, including procedures for safeguarding securities in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by KCCI, Ltd. that we considered relevant to the objectives stated I Rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; and (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted

accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters of the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(t) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

SIDNEY W. AZRILIANT, CPA, P.C.

February 23, 2009

SIDNEY W. AZRILIANT, CPA, P.C.
THE BAR BUILDING - SUITE 1100
36 WEST 44TH STREET
NEW YORK, N. Y. 10036
TELEPHONE
(212) 869-8223

Independent Auditor's Report on the SIPC Annual Assessment Required by SEC Rule 17a-5

KCCI, Ltd.

In accordance with Rule 17a-5(e)(4) of the Securities and Exchange Commission, we have performed the following procedures with respect to the accompanying schedule (Form SIPC-4) of Securities Investor Protection Corporation assessments and payments of KCCI, LTD. for the year ended December 31, 2008 Our procedures were performed solely to assist you in complying with Rule 17a-5(e)(4), and our report is not to be used for any other purpose. The procedures we performed are as follows:

1. Compared listed assessment payments with respective cash disbursements records entries;

2. The SIPC assessment for 2008 has been paid.

Because the above procedures do not constitute an audit made in accordance with generally accepted auditing standards, we do not express an opinion on the schedule referred to above. In connection with the procedures referred to above, nothing came to our attention that caused us to believe that the amounts shown on Form SIPC-4 were not determined in accordance with applicable instructions and forms. This report relates only to the schedule referred to above and does not extend to any financial statements of KCCI, LTD. taken as a whole.

SIDNEY W. AZRILIANT, CPA, P.C.

February 23, 2009

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Date: 1/26/09 12:05 PM
Status: Accepted

FORM X-17A-5

FOCUS REPORT
(FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT)
PART IIA [12]

(Please read instructions before preparing Form)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [ ] 16   2) Rule 17a-5(b) [ ] 17   3) Rule 17a-11 [ ] 18

4) Special request by designated examining authority [ ] 19   5) Other [ ] 26

NAME OF BROKER-DEALER

KCCI, LTD. [13]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.)

80 MAIDEN LANE, SUITE 2201 [20]
(No. and Street)

NEW YORK [21] NY [22] 10038 [23]
(City) (State) (Zip Code)

SEC. FILE NO.
8-20629 [14]

FIRM ID NO.
22-2112574 [15]

FOR PERIOD BEGINNING (MM/DD/YY)
10/01/08 [24]

AND ENDING (MM/DD/YY)
12/31/08 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MARSHALL S. MADDOX [30]

(Area code) - Telephone No.
(212) 430-5935 [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT

[32]
[34]
[36]
[38]

OFFICIAL USE

[33]
[35]
[37]
[39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS ? YES [ ] 40 NO [ ] 41

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [ ] 42

EXECUTION:
The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submisson of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the 26 day of JANUARY 20 09

Manual Signatures of:

1) [signature]
Principal Executive Officer or Managing Partner

2) [signature]
Principal Financial Officer or Partner

3)
Principal Operations Officer or Partner

ATTENTION - Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f (a))

FINRA

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

Date: 1/26/09 12:05 PM
Status: Accepted

BROKER OR DEALER

KCCI, LTD. | N | 3 | [100]

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 12/31/08 [99]

SEC FILE NO. 8-20629 [98]

Consolidated [ ] [198]

Unconsolidated [X] [199]

ASSETS

	Allowable	Non-Allowable	Total
1. Cash	$ 1,504,828 [200]		$ 1,504,828 [750]
2. Receivables from brokers or dealers:			
A. Clearance account	201,562 [295]		
B. Other	313,141 [300]	$ [550]	514,703 [810]
3. Receivables from non-customers	[355]	[600]	[830]
4. Securities and spot commodities owned, at market value:			
A. Exempted securities	[418]		
B. Debt securities	[419]		
C. Options	[420]		
D. Other securities	[424]		
E. Spot commodities	[430]		[850]
5. Securities and/or other investments not readily marketable:			
A. At cost $ [130]			
B. At estimated fair value	[440]	[610]	[860]
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	[460]	[630]	[880]
A. Exempted securities $ [150]			
B. Other securities $ [160]			
7. Secured demand notes:	[470]	[640]	[890]
Market value of collateral:			
A. Exempted securities $ [170]			
B. Other securities $ [180]			
8. Memberships in exchanges:			
A. Owned, at market $ [190]			
B. Owned, at cost		[650]	
C. Contributed for use of the company, at market value		[660]	[900]
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships	[480]	[670]	[910]
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization.	[490]	21,798 [680]	21,798 [920]
11. Other assets	[535]	30,287 [735]	30,287 [930]
12. Total Assets	$ 2,019,531 [540]	$ 52,085 [740]	$ 2,071,616 [940]

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

Date: 1/26/09 12:05 PM
Status: Accepted

BROKER OR DEALER

KCCI, LTD. as of 12/31/08

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities		A.I. Liabilities		Non-A.I. Liabilities		Total	
13. Bank loans payable		$	1045	$	1255	$	1470
14. Payable to brokers or dealers:							
A. Clearance account			1114		1315		1560
B. Other			1115		1305		1540
15. Payable to non-customers			1155		1355		1610
16. Securities sold not yet purchased, at market value					1360		1620
17. Accounts payable, accrued liabilities, expenses and other		896,804	1205		1385	896,804	1685
18. Notes and mortgages payable:							
A. Unsecured			1210				1690
B. Secured			1211		1390		1700
19. Liabilities subordinated to claims of general creditors:							
A. Cash borrowings:					1400		1710
1. from outsiders	$ [970]						
2. Includes equity subordination (15c3-1(d)) of	$ [980]						
B. Securities borrowings, at market value from outsiders	$ [990]				1410		1720
C. Pursuant to secured demand note collateral agreements					1420		1730
1. from outsiders	$ [1000]						
2. Includes equity subordination (15c3-1(d)) of	$ [1010]						
D. Exchange memberships contributed for use of company, at market value					1430		1740
E. Accounts and other borrowings not qualified for net capital purposes			1220		1440		1750
20. TOTAL LIABILITIES		$ 896,804	1230	$	1450	$ 896,804	1760

Ownership Equity				
21. Sole proprietorship			$	1770
22. Partnership (limited partners)	$	1020		1780
23. Corporation:				
A. Preferred stock				1791
B. Common stock			20,000	1792
C. Additional paid-in capital			200,000	1793
D. Retained earnings			954,812	1794
E. Total			1,174,812	1795
F. Less capital stock in treasury			( )	1796
24. TOTAL OWNERSHIP EQUITY			$ 1,174,812	1800
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY			$ 2,071,616	1810

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER

KCCI, LTD. as of 12/31/08

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition			$	1,174,812	3480
2. Deduct ownership equity not allowable for Net Capital			(	)	3490
3. Total ownership equity qualified for Net Capital				1,174,812	3500
4. Add:					
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital					3520
B. Other (deductions) or allowable credits (List)					3525
5. Total capital and allowable subordinated liabilities			$	1,174,812	3530
6. Deductions and/or charges:					
A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	$ 52,085	3540			
B. Secured demand note deficiency		3590			
C. Commodity futures contracts and spot commodities-proprietary capital charges		3600			
D. Other deductions and/or charges		3610	(	52,085)	3620
7. Other additions and/or allowable credits (List)					3630
8. Net Capital before haircuts on securities positions			$	1,122,727	3640
9. Haircuts on securities (computed, where appliicable, pursuant to 15c3-1(f)) :					
A. Contractual securities commitments	$	3660			
B. Subordinated securities borrowings		3670			
C. Trading and investment securities:					
1. Exempted securities		3735			
2. Debt securities		3733			
3. Options		3730			
4. Other securities		3734			
D. Undue concentration		3650			
E. Other (List)		3736	(	)	3740
10. Net Capital			$	1,122,727	3750

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

Date: 1/26/09 12:05 PM
Status: Accepted

BROKER OR DEALER
KCCI, LTD. as of 12/31/08

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)	$	59,787	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	5,000	3758
13. Net capital requirement (greater of line 11 or 12)	$	59,787	3760
14. Excess net capital (line 10 less 13)	$	1,062,940	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19)	$	1,033,047	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition				$	896,804	3790
17. Add:						
A. Drafts for immediate credit	$		3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$		3810			
C. Other unrecorded amounts (List)	$		3820	$		3830
19. Total aggregate indebtedness				$	896,804	3840
20. Percentage of aggregate indebtedness to net capital (line 19 divided by line 10)				%	79.88	3850
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c-3-1(d)				%		3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$		3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$		3880
24. Net capital requirement (greater of line 22 or 23)	$		3760
25. Excess net capital (line 10 less 24)	$		3910
26. Net capital in excess of the greater of: 5% of combined aggregate debit items or 120% of minimum net capital requirement	$		3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of the memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

Date: 1/26/09 12:05 PM
Status: Accepted

BROKER OR DEALER

KCCI, LTD.

For the period (MMDDYY) from 10/01/08 [3932] to 12/31/08 [3933]
Number of months included in this statement 3 [3931]

STATEMENT OF INCOME (LOSS)

REVENUE

1. Commissions:		
a. Commissions on transactions in exchange listed equity securities executed on an exchange	$ 386,237	3935
b. Commissions on listed option transactions		3938
c. All other securities commissions	475,284	3939
d. Total securities commissions	861,521	3940
2. Gains or losses on firm securities trading accounts		
a. From market making in options on a national securities exchange		3945
b. From all other trading		3949
c. Total gain (loss)		3950
3. Gains or losses on firm securities investment accounts		3952
4. Profits (losses) from underwriting and selling groups		3955
5. Revenue from sale of investment company shares		3970
6. Commodities revenue		3990
7. Fees for account supervision, investment advisory and administrative services		3975
8. Other revenue	330,766	3995
9. Total revenue	$ 1,192,287	4030

EXPENSES

10. Salaries and other employment costs for general partners and voting stockholder officers			353,743	4120
11. Other employee compensation and benefits			47,554	4115
12. Commissions paid to other brokers-dealers			2,118	4140
13. Interest expense			69	4075
a. Includes interest on accounts subject to subordination agreements		4070		
14. Regulatory fees and expenses			6,824	4195
15. Other expenses			865,696	4100
16. Total expenses			$ 1,276,004	4200

NET INCOME

17. Net Income (loss) before Federal income taxes and items below (Item 9 less Item 16)			$ (83,717)	4210
18. Provision for Federal income taxes (for parent only)				4220
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above				4222
a. After Federal income taxes of		4238		
20. Extraordinary gains (losses)				4224
a. After Federal income taxes of		4239		
21. Cumulative effect of changes in accounting principles				4225
22. Net income (loss) after Federal income taxes and extraordinary items			$ (83,717)	4230

MONTHLY INCOME

23. Income (current month only) before provision for Federal Income taxes and extraordinary items		4211

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER

KCCI, LTD.

For the period (MMDDYY) from 10/01/08 to 12/31/08

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period			$ 1,258,529	4240
A. Net income (loss)			(83,717)	4250
B. Additions (includes non-conforming capital of	$	4262)		4260
C. Deductions (includes non-conforming capital of	$	4272)		4270
2. Balance, end of period (from item 1800)			$ 1,174,812	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	$	4300
A. Increases		4310
B. Decreases		4320
4. Balance, end of period (from item 3520)	$	4330

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

Date: 1/26/09 12:05 PM
Status: Accepted

BROKER OR DEALER

KCCI, LTD. as of 12/31/08

Exemptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k) (1) - $2,500 capital category as per Rule 15c3-1 .... [4550]

customers" maintained .... [4560]

C. (k) (2) (B) - All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm PERSHING LLC [4335] X [4570]

D. (k) (3)-Exempted by order of the Commission .... [4580]

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual (See below for code to enter)	Name of Lender or Contributor	Insider or Outsider ? (In or Out)	Amount to be with-drawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
[4600]	[4601]	[4602]	[4603]	[4604]	[4605]
[4610]	[4611]	[4612]	[4613]	[4614]	[4615]
[4620]	[4621]	[4622]	[4623]	[4624]	[4625]
[4630]	[4631]	[4632]	[4633]	[4634]	[4635]
[4640]	[4641]	[4642]	[4643]	[4644]	[4645]
[4650]	[4651]	[4652]	[4653]	[4654]	[4655]
[4660]	[4661]	[4662]	[4663]	[4664]	[4665]
[4670]	[4671]	[4672]	[4673]	[4674]	[4675]
[4680]	[4681]	[4682]	[4683]	[4684]	[4685]
[4690]	[4691]	[4692]	[4693]	[4694]	[4695]
		TOTAL	$ [4699]		

OMIT PENNIES

Instructions: Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c) (2) (iv)), which could be required by the lender on demand or in less than six months.

WITHDRAWAL CODE:	DESCRIPTION
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals
4.	15c3-1(c) (2) (iv) Liabilities